Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-9(a)(2) under the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Subject Company’s Commission File No.:  1-13647

The following email was sent on behalf of Scott Thompson, Chief Executive Officer and President of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”), to employees of Dollar Thrifty on May 9, 2011.

Sent on behalf of Scott Thompson . . .

No doubt you have heard of the unsolicited exchange offer from Hertz, announced publicly by Hertz this morning.  I was contacted by Hertz yesterday and was informed of this exchange offer to purchase Dollar Thrifty.  This was the first time I heard of it.

So what does this mean?  An Exchange Offer means that Hertz is going to ask our shareholders to sell their stock to its company.

Let me point out a few things.

•	Hertz does not have regulatory approval.
•
Our shareholders may not be willing to sell at the Hertz exchange offer price.  We have seen in our recent past that our shareholders have a good bit of confidence in being a standalone company and are not afraid to vote an offer down.

•	Avis may react to the Hertz offer.
•	The key point in today’s news is that Hertz is still very interested in acquiring Dollar Thrifty, which is really not a surprise. We have a great company with great employees and customers.

I am again sorry for the uncertainty, but we will deal with it and stay focused.

My commitment to you is to keep you informed as timely and as accurately as possible.

Scott

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements. These statements are based on the current expectations and beliefs of Dollar Thrifty and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Risks, uncertainties and assumptions include the possibility that (1) Hertz or Avis Budget may be unable to obtain required regulatory approvals or may be required to accept conditions that could reduce the anticipated benefits of their respective proposed transactions as a condition to obtaining regulatory approvals; (2) Dollar Thrifty stockholders may not tender a sufficient number of shares into the Hertz exchange offer or Hertz may otherwise be unable to consummate its proposed exchange offer or any transaction with Dollar Thrifty; (3) there is no assurance that Avis Budget will enter into a merger agreement with Dollar Thrifty or that any transaction with Avis Budget will be consummated (4) the length of time necessary to consummate a transaction with either Hertz or Avis may be longer than anticipated; (5) problems may arise in successfully integrating the businesses of Hertz and Dollar Thrifty or Avis and Dollar Thrifty and Hertz or Avis may not realize its anticipated synergies and other benefits following their respective proposed transaction; (6) either proposed transaction may involve unexpected costs; (7) the Avis, Hertz and Dollar Thrifty businesses may suffer as a result of uncertainty surrounding the proposed transactions.  Additional risks, uncertainties and assumptions affecting the businesses of each of Avis Budget, Dollar Thrifty and Hertz can be found in their respective filings with the SEC.  Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Avis, Hertz and Dollar Thrifty.  Dollar Thrifty assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Dollar Thrifty will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) within 10 business days following commencement of Hertz’s exchange offer for all outstanding shares of Dollar Thrifty common stock.

INVESTORS AND STOCKHOLDERS OF DOLLAR THRIFTY ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders of Dollar Thrifty will be able to obtain free copies of the Solicitation/Recommendation Statement and other documents containing important information about Dollar Thrifty once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Dollar Thrifty will be available free of charge on Dollar Thrifty’s internet website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2119.